                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                TRANSCONTINENTAL REALTY INVESTORS, INC. (Issuer)
                            (Name of Subject Company)

            TRANSCONTINENTAL REALTY ACQUISITION CORPORATION (Offeror)
                             (Name of Filing Person)

                    AMERICAN REALTY INVESTORS, INC. (Offeror)
                             (Name of Filing Person)

                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)

                                   893617-20-9
                      (CUSIP Number of Class of Securities)

                                ROBERT A. WALDMAN
                        1800 VALLEY VIEW LANE, SUITE 300
                               DALLAS, TEXAS 75234
                                 (469) 522-4200
                              (469) 522-4360 (FAX)
          -------------------------------------------------------------
                                 With copies to:
          -------------------------------------------------------------

   STEVEN C. METZGER, ESQ.                              JEFFREY M. SONE, ESQ.
PRAGER METZGER & KROEMER, PLLC                          JACKSON WALKER L.L.P.
 2626 COLE AVENUE, SUITE 900                         901 MAIN STREET, SUITE 6000
     DALLAS, TEXAS 75204                                 DALLAS, TEXAS 75202
        (214) 969-7600                                     (214) 953-6000
     (214) 523-3838 (FAX)                                (214) 953-5822(FAX)

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                            Calculation of Filing Fee

             Transaction valuation*                          Amount of filing fee
             ----------------------                          --------------------
                 $71,370,128.00                                  $6,567.00**

         *For purposes of calculating the fee only. This amount assumes the purchase of 4,078,293 shares of Transcontinental Realty Investors, Inc. for $17.50 per share. The amount of the filing fee, calculated in accordance with
Section 14(g)(1)(B)(3) and Rule 0-11.

         **Filing fee was paid with the Schedule TO filed November 15, 2002.

[ ]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                    Filing Party:
Form or Registration No.:                  Date Filed:

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [X]      going private transaction subject to Rule 13e-3

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                        RULE 14D-1 TENDER OFFER STATEMENT

         Introduction

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 15, 2002, as amended (the "Schedule TO") by American Realty Investors, Inc. ("ARL") and Transcontinental Realty Acquisition Corporation, a wholly-owned subsidiary of ARL ("TCI Acquisition Sub"). This Schedule TO includes the Schedule 13E-3 Transaction Statement of ARL and TCI Acquisition Sub.

         This Tender Offer Statement relates to the offer by TCI Acquisition Sub to purchase any and all of the issued and outstanding shares of common stock of Transcontinental Realty Investors, Inc., ("TCI") for $17.50 net per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 and filed as Exhibit (a)(1) to the Schedule TO. The information set forth in the Offer to Purchase and the Letter of Transmittal (filed as Exhibit (a)(2) to the Schedule TO), including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Tender Offer Statement on Schedule TO and all items of information required to be included in, or covered by, the Schedule 13E-3 Transaction Statement. The responses to each item in this Tender Offer Statement are qualified in their entirety by the information contained in the Offer to Purchase and the exhibits, as amended, hereto.

ITEM 1. SUMMARY TERM SHEET.

         Item 1 of the Schedule TO is hereby amended as follows:

         TCI Acquisition Sub is extending the expiration date of its offer to purchase any and all of the issued and outstanding shares of common stock of TCI. The original expiration date for the tender offer was 12:00 Midnight December 13, 2002. As extended, the tender offer will now expire at 12:00 p.m. New York City time, on Friday, December 20, 2002. TCI stockholders have until the newly-extended expiration date to decide whether to tender their TCI shares in the offer. As of 3:00 P.M. New York City time on Friday, December 13, 2002, approximately 990,309 shares of Transcontinental Realty Investors common stock, or approximately 12.4% of the outstanding shares, had been tendered and not withdrawn pursuant to the tender offer.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended as follows:

         See Item 1 of this Tender Offer Statement.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended as follows:

             Exhibit Number                          Description

                 (a)(1)             Offer to Purchase, dated November 15,
                                    2002(1)

                 (a)(2)             Letter of Transmittal, dated November 15,
                                    2002(1)

                 (a)(3)             Notice of Guaranteed Delivery(1)

                 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 15, 2002 (1)

                 (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees(1)

                 (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(1)

                 (a)(7)             Summary Advertisement, dated November 15,
                                    2002(1)

                 (a)(8) Press Release issued by American Realty Advisors on November 8, 2002(2)

                 (a)(9) Press Release issued by American Realty Investors, Inc. on November 21, 2002(3)

                (a)(10) Press Release issued by American Realty Investors, Inc. on December 13, 2002(4)

                  (b)               Not applicable

                  (c)               Not Applicable

                  (d)               Not Applicable

                  (f)               Not Applicable

                  (g)               Not Applicable

                  (h)               Not Applicable

                  99.1 ARL/IORI/TCI Merger: Board Presentation -- Executive Summary, January 31, 2002, prepared by Houlihan Lokey Howard & Zukin(5)

                  99.2 ARL/IORI/TCI Merger: Exhibits to Board Presentation, January 2002, prepared by Houlihan Lokey Howard & Zukin(5)

                  99.3 Discounted Cash Flow Analysis - Detail prepared by Houlihan Lokey Howard & Zukin(5)

                  99.4              Opinion of Houlihan Lokey Howard & Zukin
                                    (TCI)(6)

                  99.5 Opinion of Houlihan Lokey Howard & Zukin (Income Opportunity Realty Investors, Inc.)(7)

----------

(1) Previously filed as an exhibit to the Schedule TO on November 15, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

(2) Previously filed as an exhibit to the Schedule TO-C on November 8, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

(3) Previously filed as an exhibit to the Schedule TO Amendment No. 1 on November 22, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

(4) Filed herewith.

(5) Previously filed as an exhibit to the Schedule 13E-3 Amendment No. 1 filed by American Realty Investors, Inc. on August 30, 2002 and is incorporated herein by reference.

(6) Previously filed on August 30, 2002 as Appendix E to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

(7) Previously filed on August 30, 2002 as Appendix F to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 1. Summary Term Sheet is hereby amended as follows:

                  See Item 1 of this Tender Offer Statement.

         Items 4. Terms of the Transaction is hereby amended as follows:

                  See Item 1 of this Tender Offer Statement.

         Item 8. Fairness of the Transaction is hereby amended as follows:

         The following is added after the bullet point on page 24 of the Offer to Purchase:

         o The ARL board did not consider the liquidation value or the going concern value of TCI in reaching its fairness determination because it did not have available to it a current liquidation analysis of TCI, or any analysis of the going concern value thereof beyond the value assigned by the ongoing market for TCI's shares. Further, the ARL board did not believe that liquidation of TCI was a realistic alternative.

         o Because the ARL board had already given consideration to the historical market prices of TCI's stock, it did not give further consideration to its affiliates' open market purchases of such stock in connection with its fairness determination. The ARL board did note that the purchase of TCI common stock from Gotham Partners in April 2001 was material to the negotiations that led to the Settlement Agreement. See "Special Factors - Background of the Offer."

         o The ARL board was not aware of any firm offers made by any unaffiliated person during the past two years for the merger or consolidation of TCI with any other company, the sale or other transfer of all or any substantial part of the assets of TCI or a purchase of TCI's stock that would enable the holder to exercise control of TCI and, therefore, did not consider any such offers in its fairness determination.

         o        The offer does not require the approval of TCI stockholders.
                  Each stockholder will determine whether to tender or not and the offer is not dependent upon a vote of stockholders. No Stockholder will be complied to sell in the Offer. In the event there is a follow-on merger after the expiration of the offer, ARL intends to seek the approval of at least a majority of unaffiliated TCI stockholders. The ARL board believes the offer is procedurally fair despite the absence of approval of at least a majority of stockholders because the terms of the offer were negotiated by Settlement Counsel representing the TCI stockholders as part of the Settlement Agreement and because no stockholder is required to accept the offer. See "Special Factors - Overview of the Lawsuit and Settlement Agreement that Led to this Tender Offer."

         o The TCI board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the offer or preparing a report concerning fairness. The ARL board believes the offer is procedurally fair despite the absence of such a representative because the terms of the offer were negotiated by Settlement Counsel representing the TCI stockholders as part of the Settlement Agreement and because TCI has a board of directors that reviewed and approved the Settlement Agreement. See "Special Factors - Overview of the Lawsuit and Settlement Agreement that Led to this Tender Offer."

         o The ARL board was aware that BCM may receive fees, currently estimated to be $1,939,000, in connection with the sale of any property that may be sold and loans that may be obtained to finance the purchase of shares in the offer. The ARL board did not consider this fact material when making its determination of fairness because the price was determined in arms-length negotiations with Settlement Counsel representing the IOT stockholders as part of the negotiations that led to the Settlement Agreement. See "Special Factors - Overview of the Lawsuit and Settlement Agreement that Led to this Tender Offer."

         The words "procedural and substantive" are added before the word "fairness" in the first sentence of the last paragraph on page 24 of the Offer to Purchase.

         The words "procedurally and substantively" are added before the word "fairness" in the last sentence of the last paragraph on page 24 of the Offer to Purchase.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information is set forth in this statement is true, complete and correct.

                                     AMERICAN REALTY INVESTORS, INC.

Date:  December 13, 2002             By:  /s/ Ronald E. Kimbrough
                                          --------------------------------------
                                     Printed Name: Ronald E. Kimbrough
                                     Title:  Executive Vice President and Chief
                                               Financial Officer

                                     TRANSCONTINENTAL REALTY
                                       ACQUISITION CORPORATION

Date:  December 13, 2002             By:  /s/ Ronald E. Kimbrough
                                          --------------------------------------
                                     Printed Name: Ronald E. Kimbrough
                                     Title:  Director and President

                                INDEX TO EXHIBITS

             Exhibit Number                          Description
             --------------                          -----------
                 (a)(1)             Offer to Purchase, dated November 15,
                                    2002(1)

                 (a)(2)             Letter of Transmittal, dated November 15,
                                    2002(1)

                 (a)(3)             Notice of Guaranteed Delivery(1)

                 (a)(4)             Letter to Brokers, Dealers, Commercial
                                    Banks, Trust Companies and other Nominees, dated November 15, 2002 (1)

                 (a)(5)             Form of Letter to Clients for Use by
                                    Brokers, Dealers, Commercial Banks, Trust
                                    Companies and other Nominees(1)

                 (a)(6)             Guidelines for Certification of Taxpayer
                                    Identification Number on Substitute Form
                                    W-9(1)

                 (a)(7)             Summary Advertisement, dated November 15,
                                    2002(1)

                 (a)(8)             Press Release issued by American Realty
                                    Advisors on November 8, 2002(2)

                 (a)(9)             Press Release issued by American Realty
                                    Investors, Inc. on November 21, 2002(3)

                (a)(10)             Press Release issued by American Realty
                                    Investors, Inc. on December 13, 2002(4)

                  (b)               Not applicable

                  (c)               Not Applicable

                  (d)               Not Applicable

                  (f)               Not Applicable

                  (g)               Not Applicable

                  (h)               Not Applicable

                  99.1              ARL/IORI/TCI Merger: Board Presentation --
                                    Executive Summary, January 31, 2002,
                                    prepared by Houlihan Lokey Howard & Zukin(5)

                  99.2              ARL/IORI/TCI Merger: Exhibits to Board
                                    Presentation, January 2002, prepared by
                                    Houlihan Lokey Howard & Zukin(5)

                  99.3              Discounted Cash Flow Analysis - Detail
                                    prepared by Houlihan Lokey Howard & Zukin(5)

                  99.4              Opinion of Houlihan Lokey Howard & Zukin
                                    (TCI)(6)

                  99.5              Opinion of Houlihan Lokey Howard & Zukin
                                    (Income Opportunity Realty Investors,
                                    Inc.)(7)

----------

(1) Previously filed as an exhibit to the Schedule TO on November 15, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

(2) Previously filed as an exhibit to the Schedule TO-C on November 8, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

(3) Previously filed as an exhibit to the Schedule TO Amendment No. 1 on November 22, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

(4) Filed herewith.

(5) Previously filed as an exhibit to the Schedule 13E-3 Amendment No. 1 filed by American Realty Investors, Inc. on August 30, 2002 and is incorporated herein by reference.

(6) Previously filed on August 30, 2002 as Appendix E to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

(7) Previously filed on August 30, 2002 as Appendix F to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.